AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

September 15, 2010

Mr. Kevin L. Vaughn

Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re: Aquamer Medical Corp.
Form 10-K for the Year Ended December 31, 2009
Filed April 15, 2010

Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010
File No. 000-52327

Dear Mr. Vaughn:

Aquamer Medical Corp.  (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission  (the “Commission”) responses to comments issued by the staff of the Commission (the “Staff”) contained in your letter dated August 18, 2010 (the “Comment Letter”).

Form 10-K for the Year Ended December 31, 2009

Item 12 — Security Ownership of Certain Beneficial Owners and Management

1.              Please expand your response to prior comment 3 in our letter dated October 8, 2009 to explain fully how the trust operates such that Frank Magliochetti would not have at least indirect voting or investment power.  Ensure that your response is consistent with your representatives’ previous statements to us regarding Frank Magliochetti’s influence on decisions regarding your company.

Response:

A) To the Company’s knowledge, the FPM QTIP Trust (and all other Magliochetti family trusts) does not empower Frank Magliochetti with voting power or investment power over the securities owned by the trust.  As such, under applicable rules, Frank Magliochetti does not have control of, and is not a beneficial owner of any such securities.  Mr. Peter Johnson, an attorney at Nixon Peabody LLP and a trustee for the various Magliochetti family trusts has provided us with an email stating:

“I am a trustee for various trusts established for the benefit of members of the Magliochetti family.  Attached hereto are copies of certificates which show that, the ORM 2005 Trust holds 2,500,000 shares, the LAM 2005 Trust holds 2,500,000 shares, and the Frank Magliochetti Irrevocable QTIP

Trust 16,725,000 shares.  The Patricia Magliochetti 2005 Revocable Trust holds 2,902,476 shares which are held in book entry form.

The trust agreement for each trust specifically defines rights of the beneficiary and the trustee, including rights to exercise voting power or investment power.  Relevant provisions are as follows:

1. ORM 2005 Trust: Frank Magliochetti is not either a beneficiary or trustee.  As a co-trustee, I share both investment power and voting power with Olivia Magliochetti, also a co-trustee.  Under Article 5.1, the trustees are granted the right “to retain as investments such property, real and/or personal, as may come into its hands through the administration of any trust…[and] to dispose of the same.”  Under Article 5.7, the trustees are granted the right “to exercise all conversion, subscription, voting and other rights of whatsoever nature pertaining to the trust property.”

2. LAM 2005 Trust: Frank Magliochetti is not either a beneficiary or trustee.  As a co-trustee, I share both investment power and voting power with Laura Magliochetti, also a co-trustee.  Under Article 5.1, the trustees are granted the right “to retain as investments such property, real and/or personal, as may come into its hands through the administration of any trust…[and] to dispose of the same.”  Under Article 5.7, the trustees are granted the right “to exercise all conversion, subscription, voting and other rights of whatsoever nature pertaining to the trust property.”

3. Frank Magliochetti Irrevocable QTIP Trust: Frank Magliochetti is the primary beneficiary.  As trustee, I have both investment power and voting power.  Under Article 7.1, the trustee is granted the right “to retain as investments such property, real and/or personal, as may come into its hands through the administration of any trust…[and] to dispose of the same.”  Under Article 7.7, the trustee is granted the right “to exercise all conversion, subscription, voting and other rights of whatsoever nature pertaining to the trust property.”

4. Patricia Magliochetti 2005 Revocable Trust: Frank Magliochetti is the primary beneficiary.  As trustee, I have both investment power and voting power.  Under Article 7.1.1, the trustee is granted the right “to retain any property for whatever period they deem advisable and to invest and reinvest in any property.”  Under Article 7.1.5, the trustee is granted the right “to participate in person or by proxy or pursuant to a voting trust…[and] to take any other action as owners with respect to securities held.”

B) We have spoken with Mr. Andrew White, an attorney at Bingham Dana and the individual identified by the SEC as the representative in the comment “….your representatives’ previous statements…”  Mr. White advised us that he cannot remember the specific details of any conversations with the SEC, but does remember that he was trying to convince the SEC that Aquamer did not have to go through a complete proxy process but rather go the route of a “shareholder consent”.  Mr. White advised us that in this approach he was explaining to the SEC that a small group of shareholders controlled a large percentage of the stock.  Mr. White advised us that the Magliochetti family trust holdings most likely came up in that discussion and Mr. White was aware that Peter Johnson was a trustee of these trusts and said he would have answered all questions about control in that context.  We cannot locate any written correspondence related to

Mr. White’s comments and request the SEC provide whatever documents that may exist in order that we may provide a more complete answer.

2.   [Part A] Provide us similar information about the other entities for which Mr. Johnson serves as trustee in the beneficial ownership table on your latest Form 10-K

Response:

See above discussion regarding all entities for which Mr. Johnson serves as trustee.

2. [Part B] In this regard, please identify who is the natural person who beneficially owns the shares in the name of ThermaFreeze and tell us where those shares are reported pursuant to Section 16 of the Act.

Response:

The Company has no knowledge that any single natural person in ThermaFreeze Product Corporation has or shares investment or voting power over any shares of Aquamer held by ThermaFreeze.  Therefore, to the Company’s knowledge, the only natural person(s) beneficially owning the shares of Aquamer held by ThermaFreeze would be that company’s Board of Directors.

To our knowledge, ThemaFreeze owns less than 10% of the Company’s shares and therefore, to the Company’s knowledge, the ownership of the shares has not been reported under Section 16.

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2010

Note 5 — Asset Acquisition and the Formation of Aquamer Shipping company

3.              We note from your explanatory note on the facing page of your filing and within your Item 4.02 Form 8-K filed on August 13, 2010 that you restated your financial statements as of and for the three months ended March 31, 2010 to account for this transaction as an asset acquisition rather than as a business combination.  Please amend your filing to label your financial statements as “restated” and to include the disclosures outlined in 250-10-50-7 through 50-10 of the FASB Accounting Standards Codification.

Response:

The Company will amend its Form 10-Q for the Quarter ended March 31, 2010 to include the label “Restated” on its financial statements as of and for the three months ended March 31, 2010.  The Company will revise the presentation on its Consolidated Balance Sheets as follows:

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

AQUAMER MEDICAL CORP.

(a development stage company)

Consolidated Balance Sheets

	Restated March 31, 2010 (unaudited)	December 31, 2009
Assets
Current assets:
Cash	$733	$493
Total current assets	733	493

Property and equipment, net of accumulated depreciation, $6,900	2,500	—
Intangible assets
Patents (net)	43,750	45,000
Process technology	683,764	—
Consulting agreement	163,736	—
Total intangible assets	891,250	45,000
Total Assets	$894,483	$45,493
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$169,219	$149,519
Accrued expenses payable	124,767	123,100
Due to related parties	16,795	11,563
Note payable – ThermaFreeze Products Corporation.	100,000	—
Total current liabilities	410,781	284,182

Stockholders’ deficiency
Preferred stock, 10,000,000 shares authorized, none issued	—	—
Common stock, $.0001 par value 200,000,000 shares authorized, 104,729,176 shares, issued and outstanding (89,729,176 in 2009)	10,473	8,973
Additional paid-in capital	1,943,647	1,195,147
Deficit accumulated during development stage	(1,470,418)	(1,442,809)
Total stockholders’ equity (deficiency)	483,702	(238,689)
	$894,483	$45,493

See accompanying notes to consolidated financial statements.

F-2

In addition, the Company will include the following disclosure related to its amended filing:

NOTE 10 RESTATEMENT

The Company determined it had incorrectly accounted for its acquisition of certain acquired technology related to the design and development of metalized liners potentially to be offered for sale in the intermodal shipping market.  In the Original Filing, the assets were depicted as “Goodwill.” Total Assets on the Balance Sheet remains unchanged, but the goodwill balance was reclassified to intangible assets Process Technology and Consulting Agreement. The effect of the reclassification is reflected on the balance sheet as follows:

	As Reported	Adjustment	As Restated
Goodwill	$847,500	(847,500)	—
Process Technology	—	683,764	683,764
Consulting Agreement	—	163,736	163,736

4.              Further to the above, we note that you continue to reference “goodwill” throughout your filing.  Please revise your future filings, including any amendment to this filing, to eliminate these references to goodwill.

Response:

The Company will amend its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 as follows:

“Note 3 - Impairment of Patents~~, Goodwill~~ and Other Intangibles

The Company’s policy requires a review of the carrying value of long-lived assets, including patents~~, goodwill,~~ and other intangible assets, on an annual basis, or when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. In assessing the recoverability of long-lived assets, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flow, and marketplace data. There are inherent uncertainties related to these factors and management’s judgment in applying these factors to the assessment of recoverability. Changes in economic and operating conditions impacting these assumptions could result in impairment in future periods

Note 4 - Patents

In March 2008, the Company acquired all rights, title and interest in the pending U.S. Patent for the Hydropatella Implant.  The invention, which is the subject of the Patent, relates to an improved patella (kneecap) with improved biocompatible properties such as high surface lubricity, reduced component-to-component wear, and drug delivery capabilities. The implant has reached technological feasibility and will be subject to extensive regulation by United States and foreign governmental authorities. In particular, medical devices are subject to rigorous preclinical, nonclinical and clinical testing and other approval requirements by the FDA in the United States under the Federal Food, Drug and Cosmetic Act. The patent rights were acquired for 10 million shares of the Company’s common stock that were valued at $0.01 per share, or a total of $100,000.

The Company determined as part of its annual review of carrying value as detailed above in Note 3 - Impairment of Patents~~, Goodwill~~ and Other Intangibles that 50% of the net carrying value ($90,000) of the pending U.S. Patent for the Hydropatella Implant at December 31, 2009 was impaired and, correspondingly, took a charge of $45,000 to earnings for the year ended December 31, 2009.

The Company began amortizing its investment in pending patents, as of January 1, 2009, over an estimated economic life of ten years. The estimated economic life of the asset was deemed to be shorter than the statutory life. For the year ended December 31, 2009, amortization expense was $10,000 and for the three months ending March 31, 2010 amortization expense was $1,250.”

Item 4T — Controls and Procedures

5.              We note here and within your June 30, 2010 Form 10-Q your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures.  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “not effective” in your conclusion must be consistent with and not modify the language that appears in the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively you may remove that definition in future filings including any amendments.

Response:

The Company will amend its disclosure related to Evaluation of Disclosure Controls and Procedures contained in Item 4T — Controls and Procedures on its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 as follows:

“Item 4T - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We  maintain  disclosure  controls  and  procedures  (as  defined  in  Rule 13a-15(e)  and  15d-15(e)  under  the  Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our Exchange Act reports  is recorded, processed, summarized and reported within the time periods specified  in  the  Commission’s  rules  and forms, and that such information is accumulated  and  communicated  to  our  management,  including  our  principal executive  officer  and  principal  financial  officer, as appropriate, to allow timely  decisions  regarding  required disclosures.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures,  no  matter  how  well  designed and operated, can provide only reasonable  assurance  of  achieving  the  desired  control  objectives.

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2010. This evaluation was accomplished under the supervision and with the participation of Richard Falcone, our  chief executive officer, principal executive officer, chief financial officer/principal accounting officer who concluded that our disclosure controls and procedures are not effective  at  a  reasonable  assurance  level to ensure that information we are required  to  disclose  in the reports that we file or submit under the Exchange Act  is  recorded,  processed,  summarized and reported, within the time periods specified  in  the  SEC’s  rules and forms.  We relied upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions.  We also lacked sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.  Consequently,  we  lack  sufficient  technical expertise,  reporting  standards  and  written  policies  and  procedures.  Specifically, controls were not effective to ensure that significant non-routine transactions,  accounting  estimates,  and  other adjustments were appropriately reviewed,  analyzed  and  monitored  by  competent  accounting staff on a timely basis.

Because of the inherent limitations in all disclosure control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be or have been detected. These inherent limitations  include  the  realities  that  judgments  in decision-making can be faulty  and  that  breakdowns  can  occur  because  of  simple error or mistake.  Additionally, disclosure controls can be circumvented by the individual acts of some persons, by collusion of two or more people and/or by management override of such controls. The design of any system of disclosure controls also is based in  part  upon  certain  assumptions  about the likelihood of future events, and there  can  be no assurance that any design will succeed in achieving its stated goals  under all potential future conditions. Over time, disclosure controls and procedures may become  inadequate because of changes in conditions, and/or the degree  of  compliance  with  the policies and procedures may deteriorate. Also, misstatements  due  to  error  or  fraud  may  occur  and  not  be  detected.”

Changes in Internal Control over Financial Reporting

We have not yet made any changes in our internal control over financial reporting that occurred during the period covered by this report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

6.              We note from your December 31, 2009 Form 10-K that you disclosed management’s conclusion on the effectiveness of its internal controls over financial reporting as of December 31, 2009 pursuant to Item 308(T) of Regulation S-K.  We further note here and within your June 30, 2010 Form 10-Q that you disclose management’s conclusion on the effectiveness of its controls over financial reporting as of March 31, 2010 and June 30, 2010, respectively.  Item 308(T) of Regulation S-K indicates that management’s conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure.

Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of March 31, 2010 and June 30, 2010.

Response:

The Company’s management did not perform an assessment on the effectiveness of its internal controls over financial reporting as of March 31, 2010 and June 30, 2010.  As noted above, the Company will amend Item 4T — Controls and Procedures on its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Aquamer Medical Corp. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer